Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 10, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

On 9 October 2006 Gallaher Group Plc, in connection with the launch of the Company’s 2006 Savings Related Share Option Scheme, authorised that the following options be granted to one Director and two People Discharging Managerial Responsibility. The options were granted at a price of £7.22 per share and are exercisable between the dates shown:

Name	No. of Shares Under Option	Option Exercisable between:

Director
Neil England	1,308	1 December 2009 – 31 May 2010

PDMRs
Claire Jenkins	1,308	1 December 2009 – 31 May 2010
Tom Keevil	2,268	1 December 2011 – 31 May 2012

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: October 10, 2006	Title:	Deputy Company Secretary